Exhibit 99.2

2. HALF-YEAR MANAGEMENT REPORT

A/ SIGNIFICANT EVENTS OF THE FIRST HALF OF 2024

A.1. FIRST-HALF OVERVIEW
During the first half of 2024, Sanofi continued to implement its “Play to Win” strategy, initiating the second phase which aims to launch major innovations, redeploy resources and develop leading innovative R&D. Significant events connected with the implementation of that strategy are described below (for additional information on developments related to Research and Development see also section “A.2. Research and Development”).
On January 9 2024, Brian Foard, a healthcare industry veteran and Sanofi leader in the United States, was named head of the Specialty Care Global Business Unit (GBU). With this appointment, Brian became a member of Sanofi’s Executive Committee.
On February 1, 2024, Sanofi announced that François-Xavier Roger would be appointed Chief Financial Officer and a member of Sanofi’s Executive Committee effective April 1, 2024. Based in Paris, he succeeds Jean-Baptiste Chasseloup de Chatillon, who has stepped down from his role to become Head of Apprentis d’Auteuil.
On May 10, 2024, as part of its commitment to developing a diverse portfolio of best-in-class vaccines, Sanofi announced that it had entered into a co-exclusive licensing agreement with Novavax, a biotechnology company headquartered in Maryland, US. The terms of the agreement include (i) a co-exclusive license to co-commercialize Novavax’s current stand-alone adjuvanted COVID-19 vaccine worldwide (except in countries with existing Advance Purchase Agreements and in India, Japan, and South Korea, where Novavax has existing partnership agreements); (ii) a sole license to Novavax’s adjuvanted COVID-19 vaccine for use in combination with Sanofi’s flu vaccines; and (iii) a non-exclusive license to use the Matrix-M adjuvant in vaccine products. In addition, Sanofi took a minority (<5%) equity investment in Novavax.
On May 13, 2024, as the largest private contributor to the security and independence of France's health ecosystem, Sanofi announced that it was increasing its investment in major industrial projects by €1.1 billion, by creating new bioproduction capacity at its sites in Vitry-sur-Seine (Val de Marne), Le Trait (Seine-Maritime) and Lyon Gerland (Rhône). This new investment will create more than 500 jobs and significantly strengthen France's ability to control the production of essential medicines from start to finish, for the present day and into the future. This plan brings to more than €3.5 billion the amount committed by Sanofi since the COVID-19 pandemic to major projects to keep production of medicines and vaccines in France for patients around the world.
On May 21, 2024, Sanofi announced a collaboration with Formation Bio and OpenAI to build AI-powered software to accelerate drug development and bring new medicines to patients more efficiently. The three teams will bring together data, software and tuned models to develop custom, purpose-built solutions across the drug development lifecycle. This is the first collaboration of its kind within the pharma and life sciences industries. Sanofi will leverage this partnership to provide access to proprietary data to develop AI models as it continues on its path to becoming the first biopharma company powered by AI at scale.
On May 30, 2024, Sanofi announced that it had completed the acquisition of Inhibrx, Inc (Inhibrx), a publicly-traded, clinical-stage biopharmaceutical company focused on developing a pipeline of novel biologic therapeutic candidates in oncology and orphan diseases. The acquisition added SAR447537 (formerly INBRX-101) to Sanofi’s rare disease development portfolio, and underscores the company’s commitment to developing differentiated, potentially best-in-class therapeutics, leveraging its existing strengths and capabilities. This transaction followed on from Sanofi's January 23, 2024 announcement of a merger agreement under which Sanofi planned to acquire Inhibrx following the spin-off of its non-INBRX-101 assets and liabilities into a new publicly-traded company ("New Inhibrx"). Under the terms of the merger agreement, Sanofi agreed to (i) pay Inhibrx stockholders $30 per share of Inhibrx common stock on closing of the merger (approximately $1.7 billion) and issue one contingent value right (CVR) per share of Inhibrx common stock, entitling its holder to receive a deferred cash payment of $5, contingent upon the achievement of certain regulatory milestones (approximately $0.3 billion, if those milestones are achieved); (ii) pay off Inhibrx’s outstanding third-party debt (approximately $0.2 billion); and (iii) contribute capital to "New Inhibrx" (at least $0.2 billion). Since the closing of the merger, Sanofi has held 100% of the equity interests in Inhibrx, which has become a wholly owned subsidiary of Sanofi. Additionally, Inhibrx retained a minority stake (approximately 8%) in "New Inhibrx".
On June 20, 2024, Sanofi and Biovac, a biopharmaceutical company based in Cape Town, South Africa, announced a local manufacturing partnership to produce inactivated polio vaccines (IPV) in Africa. This agreement is designed to enable regional manufacturing of IPV to serve the potential needs of over 40 African countries. This partnership with Sanofi makes Biovac the first African producer of IPV on and for the African continent, and supports the Africa Centers for Disease Control and Prevention’s ambition to have 60% of local vaccines produced in Africa by 2040.
On June 21 2024, Audrey Duval Derveloy, a seasoned healthcare industry leader and Sanofi France’s President, was named Executive Vice President, Global Head of Corporate Affairs. Audrey became a member of Sanofi’s Executive Committee, reporting to CEO Paul Hudson, and is based in Paris. Her appointment was effective July 1, 2024.

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Net sales for the first half of 2024 amounted to €21,209 million, 5.1% higher than in the first half of 2023. At constant exchange rates (CER)(1), net sales rose by 8.4%, driven mainly by strong performances for Dupixent, increased sales of Nexviazyme, ALTUVIIIO, and Beyfortus.
Net income attributable to equity holders of Sanofi amounted to €2,246 million in the first half of 2024, versus €3,430 million in the first half of 2023. Earnings per share was €1.80, versus €2.74 for the first half of 2023. Business net income(2) was €4,380 million, down 10.2% on the first half of 2023, while business earnings per share (business EPS2) was €3.51, 10.0% lower than in the first half of 2023.

A.2. RESEARCH AND DEVELOPMENT
During the first half of 2024, Sanofi maintained its R&D efforts with the aim of improving quality of life for people around the globe by developing innovative vaccines and medicines.

Immunology
Dupixent (dupilumab) was approved by the US Food and Drug Administration (FDA) in January for the treatment of pediatric patients aged 1 to 11 years, weighing at least 15 kg, with eosinophilic esophagitis (EoE). This approval expands the initial FDA approval for EoE in May 2022 for patients aged 12 years and older, weighing at least 40 kg. The FDA evaluated Dupixent for this expanded indication under Priority Review, which is reserved for medicines that represent potentially significant improvements in efficacy or safety in treating serious conditions. Dupixent is now the first and only medicine approved in the US specifically indicated to treat these patients, and regulatory submission is currently under review by the European Medicines Agency for this age group. The New England Journal of Medicine has published results from the positive Phase 3 study that was the basis for the FDA approval and regulatory submission in Europe. The study showed a greater proportion of those receiving weight-tiered higher dose Dupixent experienced significant improvements in many key disease measures of EoE, compared to placebo at week 16.
The FDA updated the label for Dupixent in atopic dermatitis, adding efficacy and safety data for patients aged 12 years and older with atopic dermatitis with uncontrolled moderate-to-severe hand and/or foot involvement. These Phase 3 data are from the first and only trial evaluating a biologic specifically for this difficult-to-treat population and have also been added to the Dupixent label in the European Union, with regulatory submissions underway in additional countries.
In July, the European Medicines Agency (EMA) approved Dupixent as an add-on maintenance treatment for adults with uncontrolled chronic obstructive pulmonary disease (COPD) characterized by raised blood eosinophils. This approval represents the sixth approved indication for Dupixent in the EU and seventh approved indication globally. The approval was based on results from the landmark Phase 3 BOREAS and NOTUS studies, which were separately published in The New England Journal of Medicine and evaluated the efficacy and safety of Dupixent in adults with uncontrolled COPD with evidence of type 2 inflammation. Earlier in February, the US FDA accepted for Priority Review the supplemental Biologics License Application (sBLA) for Dupixent in this indication. In May, the agency extended by three months the target action date of its priority review of the sBLA; the revised target action date is September 27, 2024. The FDA did not raise any concerns regarding the approvability of Dupixent for this indication. The FDA had requested additional efficacy analyses on the efficacy of Dupixent in the BOREAS and NOTUS pivotal trials.
The FDA has accepted for Priority Review the sBLA for Dupixent as an add-on maintenance treatment for adolescents aged 12 to 17 years with inadequately controlled chronic rhinosinusitis with nasal polyposis (CRSwNP). The target action date for the FDA decision is September 15, 2024. The sBLA in adolescents is supported by an extrapolation of efficacy data from two positive pivotal studies (SINUS-24 and SINUS-52) in adults with CRSwNP. These studies demonstrated that Dupixent significantly improved nasal congestion/obstruction severity, nasal polyp size and sense of smell, while also reducing the need for systemic corticosteroids or surgery, at 24 weeks compared to placebo. The sBLA was also supported by the safety data of Dupixent in its currently approved indications for adolescents.
The Ministry of Health, Labor and Welfare (MHLW) in Japan has granted marketing and manufacturing authorization for Dupixent for the treatment of chronic spontaneous urticaria (CSU) in people aged 12 years and older whose disease is not adequately controlled with existing therapy. Japan is the first country to approve Dupixent for CSU, emphasizing the value of Dupixent as a novel treatment option to manage this disease in patients with unmet needs. Regulatory submissions are also under review in the European Union and China.
In June, the FDA approved the sBLA for the expanded use of Kevzara for treatment of active polyarticular juvenile idiopathic arthritis (pJIA) in patients who weigh 63 kg or greater.

Rare diseases
Regulatory submissions for fitusiran for the treatment of hemophilia A or B in adults and adolescents with or without inhibitors have been completed in China, Brazil, and the US, with a target action date for the FDA decision of March 28, 2025. The FDA granted fitusiran Breakthrough Therapy Designation for hemophilia B with inhibitors in December 2023. New ATLAS Phase 3 study data reinforcing the potential of fitusiran to provide prophylaxis for people with hemophilia A or B, with or without inhibitors were presented in June at the 32nd Congress of the International Society on Thrombosis and Haemostasis (ISTH).
(1) Non-IFRS financial measure: see definition in D.3., “Net sales”.
(2) Non-IFRS financial measure: see definition in D.2., “Business net income”.

38	SANOFI 2021 HALF-YEAR FINANCIAL REPORT

In June, the European Commission granted marketing authorization for ALTUVOCT (ALTUVIIIO in the US, Japan, and Taiwan) for the treatment and prevention of bleeds and perioperative prophylaxis in hemophilia A to Sanofi’s partner in the EU, Sobi. The EU also endorsed the retention of orphan designation, granting a ten-year market exclusivity period. The FDA updated the label for ALTUVIIIO to include full results from the XTEND-Kids phase 3 study showing that once-weekly dosing with ALTUVIIIO delivers highly effective bleed protection in children with hemophilia A. ALTUVIIIO was first approved in February 2023 for adults and children with hemophilia A for routine prophylaxis and on-demand treatment to control bleeding episodes as well as for perioperative management (surgery), and this label update builds on the interim XTEND-Kids data from 2023 to include full results. Interim results on the efficacy and safety of ALTUVIIIO from the XTEND-Kids phase 3 study were presented in June at the 32nd Congress of the ISTH. Full results from the XTEND-Kids study were published in July in The New England Journal of Medicine (NEJM), highlighting the efficacy, safety, and pharmacokinetic profile of ALTUVIIIO.
Positive results from the LUNA 3 phase 3 study demonstrated that rilzabrutinib 400 mg twice daily orally achieved the primary endpoint of durable platelet response in adult patients with persistent or chronic immune thrombocytopenia (ITP). The safety profile of rilzabrutinib was consistent with that reported in previous studies. Regulatory submission is planned for the second half of 2024. Previously, rilzabrutinib was granted Fast Track Designation and Orphan Drug Designation by the FDA.
The AMETHIST Phase 3 study of venglustat for the treatment of GM2 gangliosidosis was discontinued based on the absence of positive trends on clinical endpoints. The data reinforced the favorable safety profile and did not impact the other indications currently being tested in Phase 3 studies (Fabry disease and Gaucher disease type 3).
Sanofi and Fulcrum Therapeutics entered into a collaboration and license agreement for the development and commercialization of losmapimod, a selective p38α/β mitogen-activated protein kinase (MAPK) small molecule inhibitor being investigated in phase 3 for the treatment of facioscapulohumeral muscular dystrophy. Losmapimod has orphan drug designation in US, orphan designation in the EU, FDA fast track designation and FSHD is included on the list of rare diseases in China.

Neurology
Supported by encouraging efficacy and safety Phase 2 data, two Phase 3 studies, evaluating rilibrubart in standard-of-care (SOC)-refractory chronic inflammatory demyelinating polyneuropathy (CIDP) and intravenous immunoglobulin (IVIg)-treated CIDP, have been initiated and are currently recruiting patients.

Oncology
The FDA accepted for Priority Review the sBLA for the investigational use of Sarclisa (isatuximab) in combination with bortezomib, lenalidomide and dexamethasone (VRd) for the treatment of patients with transplant-ineligible newly diagnosed multiple myeloma (NDMM). If approved, Sarclisa would be the first anti-CD38 therapy in combination with standard-of-care VRd in newly diagnosed patients not eligible for transplant, which would be the third indication for Sarclisa in multiple myeloma. The target action date for the FDA decision is September 27, 2024. Other regulatory submissions are currently under review in the EU, Japan, and China. Data from the IMROZ Phase 3 study demonstrated Sarclisa in combination with standard-of-care (VRd) followed by Sarclisa-Rd (the IMROZ regimen) significantly reduced the risk of disease progression or death by 40%, compared to VRd followed by Rd in patients with NDMM not eligible for transplant. IMROZ is the first global Phase 3 study of an anti-CD38 monoclonal antibody in combination with standard-of-care VRd to significantly improve PFS and show deep responses in this patient population who often have poor prognoses.

Vaccines
In March, Beyfortus (nirsevimab) was approved in Japan for the prophylaxis of lower respiratory tract disease (LRTD) caused by respiratory syncytial virus (RSV) in all neonates, infants and children entering their first RSV season, and the prevention of RSV LRTD in neonates, infants and children at risk of serious RSV infection entering their first or second RSV season.
New Beyfortus real-world evidence data were published in The Lancet, showing Beyfortus substantially reduced RSV lower respiratory tract disease and hospitalizations in infants during the 2023-2024 RSV season, versus no intervention. Results add to the consistent high efficacy of Beyfortus against medically attended RSV lower respiratory tract disease, shown in the pivotal clinical studies and the outcomes from HARMONIE, a Phase 3b clinical study conducted in close to real-life conditions.
The Phase 3 study of MenQuadfi to protect infants from six weeks of age against invasive meningococcal disease caused by serogroups ACWY read out positively on safety and immunogenicity, supporting regulatory submission in the US in the second half of 2024 to extend the indication down to six weeks of age.
The Phase 3 study evaluating SP0125, a live attenuated RSV vaccine for toddlers, for the prevention of respiratory syncytial virus (RSV) in toddlers was initiated.
Sanofi and Novavax announced, in May, co-exclusive licensing agreement to co-commercialize COVID-19 vaccine and develop novel flu-COVID-19 combination vaccines.

For an update on our research and development pipeline, refer to Section G/ of this half-year management report.

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A.3. OTHER SIGNIFICANT EVENTS

A.3.1 CORPORATE GOVERNANCE
The Combined General Shareholders’ Meeting of Sanofi was held on April 30, 2024 at the Palais des Congrès in Paris, and was chaired by Frédéric Oudéa. All resolutions submitted to the vote were adopted by the shareholders. Decisions taken by the General Meeting included approving the individual company and consolidated financial statements for the year ended December 31, 2023 and distributing an ordinary annual dividend of €3.76 per share. The meeting also approved the reappointment of Rachel Duan and Lise Kingo as directors, and the appointment of Clotilde Debos, Anne-Françoise Nesmes and John Sundy as independent directors. On a proposal from the Appointments, Governance and CSR Committee, the Board of Directors appointed Clotilde Delbos as a member of the Audit and Compensation Committees; Anne-Françoise Nesmes as a member of the Audit Committee; and John Sundy as member of the Scientific Committee. Carole Ferrand was appointed as Chair of the Audit Committee; she succeeds Fabienne Lecorvaisier, who will remain as a member of the Committee for the final year of her term of office. Antoine Yver was appointed as Chair of the Scientific Committee and a member of the Strategy Review Committee. The Board of Directors temporarily comprises 17 members, of whom seven are women and two are directors representing employees. The Board of Directors retains a large majority of independent directors.

A.3.2. LEGAL AND ARBITRATION PROCEEDINGS
For a description of the most significant developments in legal and arbitration proceedings since publication of the financial statements for the year ended December 31, 2023, refer to Note B.14. to the condensed half-year consolidated financial statements.
To the Company's knowledge, with the exception of the significant developments described in Note B.14. to the condensed half-year consolidated financial statements, there are no other governmental, judicial or arbitral proceedings, including any pending or threatened proceedings of which the Company is aware, that are likely to have, or have had over the last six months, material effects on the financial position or profitability of the Company and/or the Group.

A.3.3. OTHER EVENTS
On May 31, 2024. Sanofi launched Action 2024, a global employee share ownership plan open to around 80,000 employees in 56 countries. Now in its tenth year, the program demonstrates the ongoing commitment of Sanofi and its Board of Directors to ensuring that employees benefit from the company’s growth and success.
The shares were offered at a subscription price of €72.87, representing a 20% discount to the average of the 20 opening prices of Sanofi shares from May 2 to May 29, 2024. For every five shares subscribed, employees were entitled to receive one free share (up to a maximum of four free shares per employee). Every eligible employee was able to purchase up to 1,500 Sanofi shares, subject to the maximum legal limit set at 25% of their gross annual salary, minus any voluntary deductions already made under employee savings schemes (such as the Group Savings Plan or Group Retirement Savings Plan) during 2024.

40	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

B/ PROGRESS ON IMPLEMENTATION OF THE CORPORATE SOCIAL RESPONSIBILITY STRATEGY

Sanofi continues its progress to improve access to medicines

Sanofi Global Health Unit: making a difference for our patients in low- and middle-income countries
Sanofi’s Global Health Unit (GHU) works to address today’s many growing healthcare challenges – with a focus on countries with the highest unmet medical needs – through a self-sustained not-for-profit social business model.
Sanofi’s GHU aims to provide access to a broad portfolio of medicines in 40 countries with the highest unmet medical needs. To that end the GHU created Impact, a unique not-for-profit brand with 30 standard-of-care medicines produced by Sanofi, some of which are considered essential by the World Health Organization (WHO). The Impact medicines cover a wide range of therapeutic areas including diabetes, cardiovascular disease, tuberculosis, malaria and cancer.
Sanofi's GHU aims to reach two million people with non-communicable disease (NCD) care in its 40 countries in scope by 2030. Since its creation in 2021, the GHU has made significant progress towards its objective, having already treated 506,130 NCD patients in 31 countries as of the end of March 2024.

To support the set up and development of sustainable healthcare systems, the GHU is also working closely with local communities, authorities and non-governmental organizations to develop disease awareness programs and establish partnerships to drive better care through:
–strengthening supply chains;
–conducting medical training; and
–providing services to patients.

Sanofi's GHU has engaged with Ministries of Health and other partners in several countries, including Rwanda, Uganda, Tanzania and Cambodia. As of March 2024, the GHU pilots 44 active partnerships in 21 countries. Selected examples of projects supported are described below:

Name	Therapeutic Area	Country(s)	Activity pillar(s)	Overview and progress in numbers
PharmAccess	Cardio Diabetes	Zanzibar	Patient Care model	The project is an integrated patient-centered model of care aiming at improving diagnosis and disease management for patients with cardio-metabolic diseases through a care bundle consisting of access to patient group meetings, digital self-management support, remote care and medications.
CHAZ FBO Zambia	Cardio Diabetes	Zambia	Scaling Patient Care services with faith-based organizations	The primary goal is to institutionalize NCD Prevention WHO Best Buys as a standard of care within the church health institutions participating in the project. It includes building the capacity of health workers and community educators in church health institutions in diabetes and hypertension prevention and management, raising awareness of common NCD risk factors, and providing diabetes and hypertension diagnostic and treatment services in the selected church health institutions.
WCEA	Cardio Diabetes	Malawi Tanzania Sierre Leone Zimbabwe Uganda	Online HCP Training	Online NCD training of healthcare professionals across multiple countries.
CNSS	Cardio Diabetes	Djibouti	Empowering HCPs and supply chain actors	The specific objectives of this partnership are focused on strengthening advocacy and knowledge about NCDs, increasing the capacity of healthcare professionals for better management of NCDs and of supply chain actors, while building a sustainable procurement mechanism for affordable access to treatment.
Touch Foundation	Cardio Diabetes	Tanzania	Strengthen Supply Chain	The primary goal is to improve supply chain management for NCD medicines and patient tracking at each facility to ensure patients are adhering to treatment.
Action 4 Diabetes (A4D)	Diabetes (type 1)	Cambodia Laos Myanmar	Care for Type 1 Diabetes Patients	Action 4 Diabetes focuses on type 1 diabetes patients and includes healthcare professional training, patient services, support in monitoring blood glucose levels and access to insulins, to increase efficiency in the management of type 1 diabetes patients. A4D also holds diabetes camps for patients and their families to build awareness and understanding.
City Cancer Challenge	Oncology	Cambodia Rwanda	Health System Strengthening	Working with City Cancer, the objectives are to create city-wide oncology stakeholder leadership groups and complete situational analysis and needs assessments of oncology services (including digital oncology services), forming the basis for a successful approach to empower and strengthen the health system.

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Cancer and work: Sanofi supporting health and wellbeing in the workplace
Sanofi has launched ‘Cancer & Work: Acting Together’, a program which covers all Sanofi employees in the world if they are diagnosed with cancer or critical illnesses1. It provides social, emotional and financial support and secures the job, salary and benefits of any employee for up to twelve months, no matter the role or geographical location.
It will allow employees to incorporate further flexible work arrangements to better navigate cancer and work and will have access to a network of volunteer colleagues trained to help them navigate from initial diagnosis through the treatment journey and return to work. The program is also designed to better equip managers to support members of their team who are affected by cancer. Throughout 2024, Sanofi also intends to implement coverage of miscellaneous non-medical expenses. Moreover, Sanofi permanent employees will become eligible for an unpaid caregiver leave which allows them to carry out caregiving duties for their close family member suffering from a critical illness(1).
In 2017, several volunteer employees in France, with complementary expert skills and experience as patients, caregivers or managers, started the initiative. The program has since grown to a network of 27 partner teams with one team at each Sanofi site in France, with 150 members who share feedback and best practice. More than 350 employees have benefited (42% sick employees, 30% caregivers, 28% managers).
The program “Cancer & Work” has started to roll out globally in early 2024 and is part of our programs supporting health and wellbeing in the workplace. This complements other initiatives already launched for employees such as the gender-neutral parental leave, allowing all new parents 14 weeks of paid leave to welcome a new child into their lives.

Sanofi continues its progress to limit its impact on the environment

Sanofi’s Planet Care strategy: concrete actions towards net zero emissions

For several years, Sanofi has been implementing its Planet Care strategy, aiming for net zero greenhouse gas emissions across all scopes by 2045, with an intermediate carbon neutrality milestone in 2030. The company has already achieved a 43% decrease in scopes 1 and 2 emissions, targeting 55% by 2030, and a 10% reduction in scope 3 emissions, aiming for 30% by 2030.
For scopes 1 and 2, Sanofi is focusing on the following key decarbonization levers to reach its 2030 targets:
•Energy decarbonization: increasing renewable electricity share from 11% in 2019 to 85% in Q2 2024 through solar panels, power purchase agreements (PPA), and guarantees of origin. In France, three PPAs have been signed with the Compagnie Nationale du Rhône, for an annual volume of 83 GWh/year over a twenty-year period, covering 19% of Sanofi’s annual electricity needs in France. Sanofi also has a renewable electricity PPA in Mexico to supply energy to its three Mexican sites and is exploring PPAs opportunities in other European countries and the US. Sanofi is also incorporating biomethane and biomass to reduce reliance on fossil fuels ;
•Energy reduction and efficiency: aiming to reduce energy consumption by 15% in existing facilities by 2025 compared to 2021.
•Eco-fleet: converting Sanofi’s car fleet to an 80% eco-fleet (biofuel, hybrid and electric vehicles) by 2030 ; and
•Refrigerant gas: replacing existing refrigerant gases with lower global warming potential alternatives and improving leak prevention.
For scope 3, the majority of greenhouse gas (GHG) emissions come from raw materials and subcontracting, thus representing the primary target for the decarbonization efforts. Sanofi's eco-design program aims to integrate environmental criteria from product design. The company is seeking less carbon-intensive suppliers and considering the country of manufacture in supplier selection. For example, sourcing of a highly carbon-intensive raw material from China has been reduced from over 50% of the volume in 2019 to just 5% in 2024, with a shift to European suppliers. Additionally, Sanofi is implementing comprehensive measures to reduce emissions across multiple areas: addressing business travel and employee commuting through remote work and low-carbon travel options, shifting from air to sea freight for product transport, setting ambitious waste management goals, and focusing on energy use.

Community-centric carbon offsetting
By 2045, the residual emissions will remain under 10% of the 2019 total emissions, in line with the Science Base Targets Initiative net zero commitment. Understanding that not all emissions can be immediately abated, we also created a community-focused carbon offsetting program. These initiatives not only compensate for residual emissions but also generate substantial environmental, social, and economic benefits in local communities.
Sanofi's carbon offsetting program has invested around €60 million in four strategic projects since 2019. These include the Sundari Mangrove Restoration project in India, which has restored 380 hectares of mangroves since 2022 with plans to rehabilitate an additional 3,750 hectares. In Kenya, 18,250 energy-saving biomass cookstoves have been distributed. A new project in Mozambique aims to rehabilitate 1,040 water handpumps, reducing the need to burn biomass for boiling water and providing clean water access to 312,000 people.

(1) Specific criteria identifying the conditions and circumstances that are eligible for coverage under this program might be governed by the terms and conditions of country-specific policies or legal requirements.

42	SANOFI 2023 HALF-YEAR FINANCIAL REPORT

Business resilience to environmental changes
Sanofi is also actively working to strengthen its business resilience to environmental challenges which could impact its ability to support patients across the world. For instance, Sanofi has undertaken an end-to-end internal study, in order to better identify the associations between environmental change impacts and pipeline of products.
Among its conclusions, the study reported that 70% of Sanofi’s portfolio indications and 78% of the R&D pipeline indications are already targeting diseases impacted by at least one environmental hazard (air pollution, shift in seasonal patterns, chemical pollution, extreme temperatures, water pollution).

CSR dashboard as of Q2 2024
Please refer to the Q2 2024 results press release ESG appendix for Sanofi CSR reporting.

C/ EVENTS SUBSEQUENT TO JUNE 30, 2024

The main events related to research and development that occurred between the end of the reporting period and the date on which the condensed consolidated financial statements were signed off by the Board of Directors are described in section 'A.2. Research and Development'. No other significant events occurred during this period.

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D/ CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2024
Unless otherwise indicated, all financial data in this report are presented in accordance with international financial reporting standards (IFRS), including international accounting standards and interpretations (see Note A.1. to the condensed half-year consolidated financial statements).

Consolidated income statements for the six months ended June 30, 2023 and June 30, 2024

(€ million)	June 30, 2024 (6 months)	as % of net sales	June 30, 2023 (6 months)	as % of net sales
Net sales	21,209	100.0%	20,187	100.0%
Other revenues	1,289	6.1%	1,358	6.7%
Cost of sales	(6,849)	(32.3)%	(6,347)	(31.4)%
Gross profit	15,649	73.8%	15,198	75.3%
Research and development expenses	(3,423)	(16.1)%	(3,193)	(15.8)%
Selling and general expenses	(5,260)	(24.8)%	(5,182)	(25.7)%
Other operating income	617		617
Other operating expenses	(2,010)		(1,422)
Amortization of intangible assets	(1,061)		(1,035)
Impairment of intangible assets	371		(15)
Fair value remeasurement of contingent consideration	(66)		(26)
Restructuring costs and similar items	(1,331)		(547)
Other gains and losses, and litigation	(442)		(73)
Operating income	3,044	14.4%	4,322	21.4%
Financial expenses	(586)		(370)
Financial income	281		286
Income before tax and investments accounted for using the equity method	2,739	12.9%	4,238	21.0%
Income tax expense	(463)		(730)
Share of profit/(loss) from investments accounted for using the equity method	(13)		(52)
Net income	2,263	10.7%	3,456	17.1%
Net income attributable to non-controlling interests	17		26
Net income attributable to equity holders of Sanofi	2,246	10.6%	3,430	17.0%
Average number of shares outstanding (million)	1,249.4		1,249.9
Average number of shares after dilution (million)	1,253.8		1,254.5
▪Basic earnings per share (in euros)	1.80		2.74
▪Diluted earnings per share (in euros)	1.79		2.73

44	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

D.1. SEGMENT INFORMATION

D.1.1. OPERATING SEGMENTS
In accordance with IFRS 8 (Operating Segments), the segment information reported by Sanofi is prepared on the basis of internal management data provided to our Chief Executive Officer, who is the chief operating decision maker of Sanofi. The performance of those segments is monitored individually using internal reports and common indicators. The operating segment disclosures required under IFRS 8 are provided in Note B.20. to the condensed half-year consolidated financial statements.
Sanofi reports two operating segments: Biopharma and Opella (formerly Consumer Healthcare – CHC).
The Biopharma operating segment comprises commercial operations and research, development and production activities relating to the Speciality Care, General Medicines and Vaccines franchises, for all geographical territories. The segment’s results include the costs of global support functions that are not within the managerial responsibility of the Opella GBU.
The Opella operating segment comprises commercial operations relating to consumer healthcare products, and research, development and production activities and global support functions (as listed above) dedicated to the segment, for all geographical territories. The Opella GBU segment’s results reflect all incurred costs of global support functions attributable to its business.
The “Other” category comprises reconciling items, primarily but not limited to (i) gains and losses on centralized foreign exchange risk hedging transactions that cannot be allocated to the operating segments and (ii) gains and losses on retained commitments in respect of previously divested operations.

D.1.2. BUSINESS OPERATING INCOME
We report segment results on the basis of “Business operating income”. This indicator is used internally by Sanofi’s chief operating decision maker to measure the performance of each operating segment and to allocate resources. For a definition of “Business operating income”, and a reconciliation between that indicator and Income before tax and investments accounted for using the equity method, refer to Note B.20.1.2. to our condensed half-year consolidated financial statements.
In the first half of 2024, “Business operating income” amounted to €5,656 million (versus €6,059 million for the first half of 2023), while “Business operating income margin” was 26.7% (versus 30.0% for the first half of 2023). “Business operating income margin” is a non-IFRS financial measure that we define as the ratio of “Business net income” to our consolidated net sales.
Because our “Business operating income” and “Business operating income margin” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-IFRS measures by management in setting goals and measuring performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS.

D.2. BUSINESS NET INCOME
We believe that understanding of our operational performance by our management and our investors is enhanced by reporting “Business net income”. This non-IFRS financial measure represents “Business operating income”, less net financial expenses and the relevant income tax effects.
“Business net income” for the first half of 2024 amounted to €4,380 million, 10.2% less than in the first half of 2023 (€4,876 million). That represents 20.7% of net sales, versus 24.2% for the first half of 2023.
We also report “Business earnings per share” (business EPS), a non-IFRS financial measure which we define as business net income divided by the weighted average number of shares outstanding.
Business EPS was €3.51 for the first half of 2024, 10.0% lower than the 2023 first-half figure of €3.90, based on an average number of shares outstanding of 1,249.4 million for the first half of 2024 and 1,249.9 million for the first half of 2023.

The table below reconciles our “Business operating income” to our “Business net income”:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Business operating income	5,656	6,059	12,670
Financial income and expenses (except those related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9)	(129)	(49)	(181)
Income tax expense	(1,147)	(1,134)	(2,334)
Business net income	4,380	4,876	10,155

SANOFI 2023 HALF-YEAR FINANCIAL REPORT	45

We define “Business net income” as Net income attributable to equity holders of Sanofi determined under IFRS, excluding the following items:
▪amortization and impairment losses charged against intangible assets (other than software and other rights of an industrial or operational nature);
▪fair value remeasurements of contingent consideration relating to business combinations (IFRS 3), or to business divestments;
▪expenses arising from the remeasurement of inventories following business combinations (IFRS 3) or acquisitions of groups of assets that do not constitute a business within the meaning of paragraph 2b of IFRS 3;
▪restructuring costs and similar items (presented within the line item Restructuring costs and similar items);
▪other gains and losses (including gains and losses on major divestments, presented within the line item Other gains and losses, and litigation);
▪other costs and provisions related to litigation (presented within the line item Other gains and losses, and litigation);
▪(income)/expenses related to financial liabilities accounted for at amortized cost and subject to periodic remeasurement in accordance with paragraph B5.4.6 of IFRS 9 (Financial Instruments);
▪the tax effects of the items listed above, the effects of major tax disputes, and the effects of the deferred tax liability arising on investments in consolidated entities following the announcement on October 27, 2023 of Sanofi’s intention to proceed with the separation of its Opella business;
▪the share of profits/losses from investments accounted for using the equity method, except for joint ventures and associates with which Sanofi has a strategic alliance; and
▪the portion attributable to non-controlling interests of the items listed above.

The table below reconciles our “Business net income” to Net income attributable to equity holders of Sanofi:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Net income attributable to equity holders of Sanofi	2,246	3,430	5,400
Amortization of intangible assets	1,061	1,035	2,172
Impairment of intangible assets (a)	(371)	15	896
Fair value remeasurement of contingent consideration	72	33	93
Expenses arising from the impact of acquisitions on inventories	19	5	20
Restructuring costs and similar items	1,331	547	1,490
Other gains and losses, and litigation (b)	442	73	38
Financial (income)/expenses relating to financial liabilities accounted for at amortized cost and subject to periodic remeasurement (c)	176	35	541
Tax effects of the items listed above:	(691)	(415)	(1,097)
▪amortization and impairment of intangible assets	(96)	(226)	(567)
▪fair value remeasurement of contingent consideration	(17)	(6)	(13)
▪tax effects of restructuring costs and similar items (d)	(408)	(157)	(397)
▪other items	(170)	(26)	(120)
Other tax effects (e)	7	11	365
Other items (f)	88	107	237
Business net income	4,380	4,876	10,155
Average number of shares outstanding (million)	1,249.4	1,249.9	1,251.7
Basic earnings per share (in euros)	1.80	2.74	4.31
Reconciling items per share (in euros)	1.71	1.16	3.80
Business earnings per share (in euros)	3.51	3.90	8.11
(a)     For the six months ended June 30, 2024, this line corresponds to a net reversal of impairment losses amounting to €371 million, mainly due to an increase in the expected recoverable amounts of certain marketed products and other rights in the Biopharma segment.
For the year ended December 31, 2023, this line mainly comprised an impairment loss of €833 million, reflecting the impact of the strategic decision to de-prioritize certain R&D programs, in particular those related to the NK Cell and PRO-XTEN technology platforms.
(b) For the six months ended December 31, 2024, “Other gains and losses, and litigation” is a charge of €442 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see note B.14.). That compares with a charge of €73 million in the first half of 2023, which comprised costs related to the settlement of a dispute with shareholders of Bioverativ.
(c)     This line corresponds to the financial expense arising from remeasurement of the financial liability recognized in the balance sheet to reflect estimated future royalties on sales of Beyfortus in the United States.
(d) This line mainly comprise costs relating to severance plans announced by Sanofi. Restructuring costs also include Sanofi's ongoing transformation projects, mainly those relating to the separation of the Opella business.
(e)     For the year ended December 31, 2023, this amount corresponds to the deferred tax liability recognized in respect of investments in consolidated entities in light of the proposed separation of the Opella business in the fourth quarter of 2024 at the earliest.
(f)     This line includes the share of profits/losses arising from the equity-accounted investment in EUROAPI, including an impairment loss taken against the equity interests based on the quoted market price: €2.55 euros as of June 30, 2024, €10.50 as of June 30, 2023, and €5.73 as of December 31, 2023.

The most significant reconciling items between “Business net income” and Net income attributable to equity holders of Sanofi relate to (i) the purchase accounting effects of our acquisitions and business combinations, particularly the amortization and impairment of intangible assets (other than software and other rights of an industrial or operational nature) and (ii) the impacts of

46	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

restructurings or transactions regarded as non-recurring, where the amounts involved are particularly significant. We believe that excluding those impacts enhances an investor’s understanding of our underlying economic performance, because it gives a better representation of our recurring operating performance.
We believe that eliminating charges related to the purchase accounting effect of our acquisitions and business combinations (particularly amortization and impairment of some intangible assets) enhances comparability of our ongoing operating performance relative to our peers.
We also believe that eliminating the other effects of business combinations (such as the incremental cost of sales arising from the workdown of acquired inventories remeasured at fair value in business combinations) gives a better understanding of our recurring operating performance.
Eliminating restructuring costs and similar items enhances comparability with our peers because those costs are incurred in connection with reorganization and transformation processes intended to optimize our operations.
Finally, we believe that eliminating the effects of transactions that we regard as non-recurring and that involve particularly significant amounts (such as major gains and losses on disposals, and costs and provisions associated with major litigation and other major non-recurring items) improves comparability from one period to the next.
We remind investors, however, that “Business net income” should not be considered in isolation from, or as a substitute for, Net income attributable to equity holders of Sanofi reported in accordance with IFRS. In addition, we strongly encourage investors and potential investors not to rely on any single financial measure but to review our financial statements, including the notes thereto, carefully and in their entirety.
We compensate for the material limitations described above by using “Business net income” only to supplement our IFRS financial reporting and by ensuring that our disclosures provide sufficient information for a full understanding of all adjustments included in “Business net income”.
Because our “Business net income” and “Business EPS” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures.

D.3. NET SALES
Net sales for the first half of 2024 amounted to €21,209 million, 5.1% higher than in the first half of 2023. Exchange rate fluctuations had a negative effect of 3.3 percentage points overall, due mainly to adverse trends in the euro exchange rate against the Argentinean peso, Turkish lira and Japanese yen. At constant exchange rates (CER, see definition below), net sales rose by 8.4%, driven mainly by strong performances for Dupixent, increased sales of Nexviazyme, ALTUVIIIO, and Beyfortus.
Reconciliation of net sales to net sales at constant exchange rates

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	Change
Net sales	21,209	20,187	+5.1%
Effect of exchange rates	682
Net sales at constant exchange rates	21,891	20,187	+8.4%

When we refer to changes in our net sales at constant exchange rates (CER), that means we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.

D.3.1. NET SALES BY SEGMENT
Our net sales comprise the net sales generated by our Biopharma and Opella segments.

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	Change on a reported basis	Change at constant exchange rates
Biopharma segment	18,378	17,467	+5.2%	+8.3%
Opella segment	2,831	2,720	+4.1%	+9.2%
Total net sales	21,209	20,187	+5.1%	+8.4%

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	47

D.3.2. NET SALES BY GEOGRAPHICAL REGION AND PRODUCT

Net sales by main product and geographical region break down as follows:

(€ million)	Total sales	Change (CER)	Change (reported)	United States	Change (CER)	Europe	Change (CER)	Rest of the world	Change (CER)
Dupixent	6,138	+27.1%	+25.8%	4,437	+20.4%	770	+31.2%	931	+63.9%
Nexviazyme	320	+79.3%	+73.9%	174	+41.5%	95	+126.2%	51	+221.1%
Sarclisa	227	+32.6%	+25.4%	100	+31.6%	64	+14.3%	63	+55.1%
ALTUVIIIO	280	+1378.9%	+1373.7%	259	+1423.5%	—	—%	21	+1000.0%
Rezurock	207	+46.8%	+46.8%	188	+34.3%	12	+500.0%	7	-800.0%
Cablivi	113	+0.9%	0,0%	60	+3.4%	43	-12.2%	10	+83.3%
Xenpozyme	72	+92.1%	+89.5%	37	+76.2%	24	+60.0%	11	+500.0%
Enjaymo	55	+72.7%	+66.7%	30	+57.9%	10	+150.0%	15	+70.0%
Tzield	21	+250.0%	+250.0%	20	+233.3%	1	—%	—	—%
Total Pharma launches	1,295	+85.0%	+81.1%	868	+88.7%	249	+48.2%	178	+136.8%
Toujeo	634	+14.5%	+9.3%	117	-0.8%	241	+9.0%	276	+27.0%
Lantus	758	+0.6%	-5.3%	270	+50.0%	175	-8.4%	313	-16.1%
Lovenox	518	-9.6%	-14.7%	6	+20.0%	305	-7.6%	207	-12.5%
Plavix	473	+4.4%	-0.6%	3	-25.0%	46	-4.2%	424	+5.7%
Fabrazyme	526	+10.1%	+6.0%	261	+4.0%	129	+5.7%	136	+26.8%
Myozyme/ Lumizyme	371	-12.6%	-14.9%	122	-9.6%	145	-20.4%	104	-4.2%
Alprolix	271	+5.0%	+4.2%	225	+4.7%	—	—%	46	+6.7%
Cerezyme	407	+21.2%	+8.0%	96	+2.1%	126	+5.0%	185	+44.2%
Aubagio	209	-66.1%	-67.1%	96	-72.4%	95	-61.8%	18	-36.8%
Praluent	247	+31.7%	+30.7%	—	-100.0%	170	+19.7%	77	+64.6%
Thymoglobulin	246	+5.3%	+1.2%	157	+5.4%	19	—%	70	+6.7%
Aprovel	213	+1.9%	-0.5%	2	-33.3%	37	-7.5%	174	+4.7%
Kevzara	189	+17.0%	+14.5%	105	+19.5%	59	+9.3%	25	+25.0%
Eloctate	191	-21.4%	-23.0%	127	-30.6%	—	—%	64	+4.6%
Multaq	162	-1.2%	-1.2%	145	-1.4%	6	-14.3%	11	+10.0%
Jevtana	141	-18.2%	-19.9%	100	-21.9%	4	-50.0%	37	—%
Cerdelga	165	+11.3%	+10.0%	90	+8.4%	65	+10.2%	10	+50.0%
Aldurazyme	161	+14.0%	+7.3%	36	+5.9%	45	+7.1%	80	+21.6%
Soliqua / iGlarLixi	114	+11.3%	+7.5%	38	-15.6%	23	+35.3%	53	+29.5%
Fasturtec	86	-3.3%	-4.4%	56	-3.4%	23	—%	7	-11.1%
Mozobil	46	-65.4%	-66.2%	5	-94.0%	28	-22.2%	13	-12.5%
Other	2,220	-7.1%	-11.4%	185	-13.6%	658	-6.0%	1,377	-6.8%
Industrial sales	278	-0.7%	-0.7%	3	-33.3%	274	+3.8%	1	-84.6%
Total other medicines	8,626	-5.1%	-9.0%	2,245	-12.6%	2,673	-7.0%	3,708	+1.0%
Total Pharma	16,059	+9.6%	+6.5%	7,550	+12.5%	3,692	+1.7%	4,817	+11.6%
Influenza Vaccines	188	+27.2%	+16.0%	16	-15.8%	30	-18.9%	142	+50.9%
Polio / Pertussis / Hib vaccines including Boosters	1,348	-2.9%	-5.6%	311	-10.7%	248	+7.4%	789	-2.6%
RSV vaccines (Beyfortus)	200	—%	—%	116	—%	7	—%	77	—%
Meningitis, travel and endemics vaccines	582	+3.9%	+2.3%	301	+3.1%	97	+34.7%	184	-5.8%
Total Vaccines	2,319	+0.3%	-3.0%	744	+13.1%	382	-33.0%	1,193	+9.3%
Total Biopharma	18,378	+8.3%	+5.2%	8,294	+12.5%	4,074	-3.0%	6,010	+11.1%
Total Opella	2,831	+9.2%	+4.1%	773	+24.4%	808	-4.0%	1,250	+10.6%
Total Sanofi	21,209	+8.4%	+5.1%	9,067	+13.4%	4,882	-3.2%	7,260	+11.0%

48	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

D.3.3. BIOPHARMA SEGMENT

The Biopharma segment includes Pharma and Vaccines. Net sales increased by 8.3% CER and by 5.2% on a reported basis to €18,378 million, driven by Dupixent and new Pharma launches.
Comments on the performances of our major Biopharma segment products are provided below.

PHARMA
Immunology
Dupixent (collaboration with Regeneron) generated net sales of €6,138 million in the first half of 2024, up 25.8% on a reported basis and 27.1% at constant exchange rates. In the United States, sales of Dupixent reached €4,437 million in the first half of 2024, driven by continuing strong demand in the product’s approved indications: atopic dermatitis (AD), asthma, chronic rhinosinusitis with nasal polyposis (CRSwNP), eosinophilic esophagitis, and prurigo nodularis. In Europe, the product’s net sales for the first half of 2024 totaled €770 million, up 31.2% CER, driven by continuing growth in AD, asthma and CRSwNP. In the Rest of the World region, Dupixent posted net sales of €931 million (+63.9% CER), driven mainly by Japan and China.

Pharma launches
Nexviazyme/Nexviadyme (Pompe disease) sales were €320 million (including €174 million in the United States), up 73.9% year-on-year, driven by switches from Myozyme/Lumizyme in the eligible late-onset Pompe disease population and by an increase in new patients. Total sales for the Pompe franchise (Nexviazyme/Nexviadyme + Myozyme/Lumizyme) reached €691 million. Nexviazyme/Nexviadyme now account for 46% of total Pompe franchise sales.
ALTUVIIIO (hemophilia A) generated sales of €280 million in the first half of 2024, predominantly in the United States where growth was driven by patient switches from factor-based treatments other than Eloctate. Sales also benefited from supplies to Sanofi’s partner in Europe, where the medicine obtained regulatory approval. Total hemophilia A franchise sales (ALTUVIIIO + Eloctate) amounted to €471 million (+76% versus the first half of 2023) representing an increase in Sanofi’s market share of factor-based treatments as well as of the overall hemophilia A market.
Sarclisa (multiple myeloma) reported sales of €227 million in the first half of 2024, up 32.6% CER, driven by strong growth in all three regions. Sales reached €100 million in the United States (+31.6% CER), €64 million in Europe (+14.3% CER), and €63 million in the Rest of the World region (+55.1% CER).
Sales of Rezurock (chronic graft-versus-host disease) were €207 million in the first half of 2024, an increase of 46.8%, driven by improved patient adherence and new patients (primarily in the United States), and by new launches in China and the UK.
Cablivi (acquired thrombotic thrombocytopenic purpura) reported 2024 first-half sales of €113 million (+0.9% CER), including €60 million (+3.4% CER) in the United States and €43 million (-12.2% CER) in Europe.
Xenpozyme (acid sphingomyelinase deficiency) achieved sales of €72 million in the first half of 2024, mainly in the United States.
Enjaymo (cold agglutinin disease) posted sales of €55 million, mainly from the United States and Japan.
Sales of Tzield (delayed onset of type 1 diabetes) amounted to €21 million. As expected, sales are on a gradual uptrend, driven by a higher number of infusions supported by increased awareness and screening. Efforts to increase knowledge and updates to disease guidelines will support long-term growth.

OTHER MAIN MEDICINES
Lantus sales remained steady at €758 million (+0.6% CER) in the first half of 2024. In the United States, sales were up 50.0% CER, as volumes rose following the withdrawal of a competing medicine from the market. In the Rest of the World region, sales were down by 16.1% CER, mainly due to the strategy of switching to Toujeo in China.
Toujeo sales increased by 14.5% CER to €634 million, driven by China, where the product’s market share now exceeds that of Lantus. Sales were stable in the United States, mainly due to the withdrawal of a competing medicine.
Lovenox sales decreased by 9.6% CER to €518 million, reflecting an impact from VBP (volume-based procurement) in China as well as biosimilar competition in Europe.
Sales of the Fabry disease treatment Fabrazyme reached €526 million in the first half of 2024 (+10.1% CER), propelled by the Rest of World region.
Plavix sales were up 4.4% CER at €473 million, underpinned by use in the Rest of the World.
Cerezyme sales rose by 21.2% CER to €407 million, reflecting growth in high-inflation countries (Argentina and Turkey) included in the Rest of the World region.
Sales of Myozyme/Lumizyme (Pompe disease) decreased by 12.6% CER in the first half of 2024 to €371 million, reflecting switches to Nexviazyme/Nexviadyme as mentioned above.
in the first half of 2024, sales of Alprolix (indicated for the treatment of hemophilia B) amounted to €271 million, an increase of 5.0% CER, driven by the United States.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	49

First-half net sales of Praluent reached €247 million CER, an increase of 31.7%, thanks largely to Europe and China.
Thymoglobulin sales rose by 5.3% in the first half year of 2024 to €246 million, driven by the United States.
Sales of Aubagio were down 66.1% CER at €209 million, reflecting the loss of exclusivity in the United States in March 2023 and competition from generics across all regions, including Europe where generics entered the market at end September 2023. The negative impact is anticipated to lessen during the rest of 2024 as the effects of loss of exclusivity annualize.
Eloctate, indicated in the treatment of hemophilia A, posted sales of €191 million in the first half of 2024, down 21.4% CER, reflecting the conversion to ALTUVIIIO.
Cerdelga sales were €165 million, up 11.3%, underpinned by continued growth in the United States and Europe.

VACCINES
In the first half of 2024, Vaccines sales were down 3.0% on a reported basis but up 0.3% CER, at €2,319 million. Sales reflected a strong start for Beyfortus, which offset the absence of COVID-19 vaccine sales in the period (versus €226 million in first half of 2023).
Sales of Polio/Pertussis/Hib (PPH) Vaccines, including Boosters, decreased by 2.9% to €1,348 million. Growth in Europe, sustained by better sales performance and favorable phasing, was partly offset by declining sales in the United States, where Vaxelis became market leader in the three-dose primary series market for infants at the end of 2023. Vaxelis sales in the United States are not consolidated by Sanofi, but profits are shared equally between Sanofi and Merck & Co.
Meningitis, Travel and Endemics Vaccines sales increased by 3.9% CER to €582 million, reflecting increased penetration of MenQuadfi in Europe.
Beyfortus sales reached €200 million in the first half of 2024, reflecting late deliveries in the United States and implementation of “All Infant Protection” programs in some Australian states and Chile.
Sales of Influenza Vaccines reached €188 million, up 27.2% CER, benefiting from higher public tender sales in Latin America.

D.3.4. OPELLA SEGMENT

(€ million)	30 June 2024 (6 months)	Change at constant exchange rates
Seasonal symptoms & pain relief	1,216	-0.2%
Wellness brands	1,258	21.5%
Other	357	4.3%
Opella sales increased by 9.2% CER to €2,831 million, supported by growth in the United States (including the acquisition of Qunol) and the Rest of the World region. Divestments of non-core products had a negative impact of 1.7 percentage points, mainly reflected in the “Other” category. Excluding divestments, third-party industrial sales and the Qunol acquisition, Opella sales growth was 3.8% in the first half of 2024.

D.3.5. NET SALES BY GEOGRAPHICAL REGION

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	Change on a reported basis	Change at constant exchange rates
United States	9,067	7,988	+13.5%	+13.4%
Europe	4,882	5,034	-3.0%	-3.2%
Rest of the World	7,260	7,165	+1.3%	+11.0%
of which China	1,522	1,540	-1.2%	+2,8%
Total net sales	21,209	20,187	+5.1%	+8.4%

In the first half of 2024, net sales in the United States reached €9,067 million, up 13.5% on a reported basis and 13.4% at constant exchange rates. The impacts of strong growth for Dupixent, plus Pharma launches and additional Beyfortus deliveries, were partially offset by the impact of generic competition on Aubagio.
In Europe, 2024 first-half net sales decreased by 3.0% on a reported basis and 3.2% at constant exchange rates, to €4,882 million; the impact of generic competition on Aubagio and a high comparative base for Vaccines (due to COVID-19 vaccine sales recorded in the first half of 2023) more than offset a strong performance from Dupixent.
In the Rest of the World region, first-half net sales were up 1.3% on a reported basis and 11.0% at constant exchange rates at €7,260 million, driven mainly by Dupixent, the launch of Beyfortus in two Southern Hemisphere countries, and Opella. Sales in China increased by 2.8% CER to €1,522 million driven by Dupixent, Toujeo and Plavix.

50	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

D.4. OTHER INCOME STATEMENT ITEMS

D.4.1. OTHER REVENUES
Other revenues decreased by 5.1% to €1,289 million in the first half of 2024 (versus €1,358 million in the first half of 2023). This decline is explained in particular by the absence of COVID-19 sales in 2024, which represented €94 million in the first half of 2023.
This line item also includes VaxServe sales of non-Sanofi products, amounting to €854 million (versus €835 million in the first half of 2023).

D.4.2. GROSS PROFIT
Gross profit for the first half of 2024 was €15,649 million, versus €15,198 million for the first half of 2023, a rise of 3.0%.
The gross margin ratio decreased by 1.4 percentage points to 73.9% compared with the first half of 2023. The main factors were a fall in the Opella gross margin ratio from 66.1% to 63.1% due to product and country mix, and unfavorable trends in exchange rates.
The Biopharma gross margin ratio decreased from 76.8% to 75.5% due to changes in product mix (lower sales of Aubagio, and COVID-19 sales booked in 2023), and unfavorable trends in exchange rates.

D.4.3. RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses (R&D expenses) in the first half of 2024 totaled €3,423 million (versus €3,193 million in the first half of 2023). That represents 16.1% of net sales, compared with 15.8% in the first half of 2023. R&D expenses rose by 7.2%, reflecting increased expenses in Vaccines (mRNA) and Pharma (pipeline acceleration).

D.4.4. SELLING AND GENERAL EXPENSES
Selling and general expenses amounted to €5,260 million in the first half of 2024 (24.8% of net sales), versus €5,182 million in the first half of 2023 (25.7% of net sales); this 1.5% year-on-year increase reflected higher commercial spend and launch costs in the Biopharma segment, and increased selling expenses in the Opella segment.
The ratio of selling and general expenses to net sales was 0.9 of a percentage point lower than in the first half of 2023, at 24.8%.

D.4.5. OTHER OPERATING INCOME AND EXPENSES
In the first half of 2024, Other operating income amounted to €617 million, stable versus the first half of 2023), and Other operating expenses to €2,010 million (versus €1,422 million in the first half of 2023).
Overall, other operating income and expenses represented a net expense of €1,393 million in the first half of 2024, compared with a net expense of €805 million in the first half of 2023.

(€ million)	June 30, 2024	June 30, 2023	Change
Other operating income	617	617	—
Other operating expenses	(2,010)	(1,422)	(588)
Other operating income/(expenses), net	(1,393)	(805)	(588)
For the first half of 2024, this item included €1,745 million of net expenses related to Regeneron (versus €1,321 million in the first half of 2023), as shown in the table below.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	51

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Income & expense related to (profit)/loss sharing under the Monoclonal Antibody Alliance	(1,934)	(1,449)	(3,321)
Additional share of profit paid by Regeneron towards development costs	389	291	668
Reimbursement to Regeneron of selling expenses incurred	(292)	(260)	(543)
Total: Monoclonal Antibody Alliance	(1,837)	(1,418)	(3,196)
Other (mainly Zaltrap and Libtayo)	92	97	217
Other operating income/(expenses), net related to Regeneron Alliance	(1,745)	(1,321)	(2,979)
of which amount presented in “Other operating income”	96	102	227
Other operating income and expenses (net) also includes gains on divestments of assets and operations totaling €389 million, mainly related to portfolio rationalization (versus €413 million for the first half of 2023).

D.4.6. AMORTIZATION OF INTANGIBLE ASSETS
Amortization charged against intangible assets in the first half of 2024 amounted to €1,061 million, versus €1,035 million in the first half of 2023. This rise was mainly driven by amortization of the intangible assets acquired through acquisitions and alliances during 2023, with the impact partly offset by some intangible assets reaching the end of their amortization periods.

D.4.7. IMPAIRMENT OF INTANGIBLE ASSETS
The results of impairment tests on other intangible assets led to the recognition of a net reversal of impairment losses amounting to €371 million in the first half of 2024, mainly due to an increase in the expected recoverable amounts of certain marketed products and other rights in the Biopharma segment.
The comparative for the first half of 2023 was a net impairment loss of €15 million.

D.4.8. FAIR VALUE REMEASUREMENT OF CONTINGENT CONSIDERATION
Fair value remeasurements of contingent consideration assets and liabilities relating to business combinations (recognized in accordance with IFRS 3) represented a net expense of €66 million in the first half of 2024, versus a net expense of €26 million in the first half of 2023.

D.4.9. RESTRUCTURING COSTS AND SIMILAR ITEMS
Restructuring costs and similar items amounted to a charge of €1,331 million in the first half of 2024, compared with a charge of €547 million in the first half of 2023.
Restructuring and similar costs increased by €784 million between June 30, 2023 and June 30, 2024. They mainly comprise costs relating to severance plans announced in the first half of 2024. For the six months ended June 30, 2023 and the year ended December 31, 2023, they included the impact of pension reform in France on future annuities under the rules of each severance plan. Restructuring costs also include Sanofi's ongoing transformation projects, mainly those relating to the separation of the Opella business.

D.4.10. OTHER GAINS AND LOSSES, AND LITIGATION
For the first half of 2024, Other gains and losses, and litigation is a charge of €442 million, mainly comprising a provision recognized in respect of the litigation related to Plavix (clopidogrel) in the US state of Hawaii (see note B.14.). That compares with a charge of €73 million in the first half of 2023, which comprised costs related to the settlement of a dispute with shareholders of Bioverativ.

D.4.11. OPERATING INCOME
Operating income amounted to €3,044 million in the first half of 2024, versus €4,322 million in the first half of 2023. The year-on-year change was mainly due to increases in Restructuring costs and similar items and Other gains and losses, and litigation.

52	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

D.4.12. FINANCIAL INCOME AND EXPENSES
Net financial expenses were €305 million for the first half of 2024, €221 million higher than the 2023 first-half figure of €84 million. The 2024 first-half amount includes a financial expense of €176 million (€35 million for the first half of 2023) in respect of the remeasurement of the liability recorded in the balance sheet for estimated future royalties on Beyfortus sales in the US.
Our cost of net debt (see the definition in Section D.7., “Consolidated balance sheet” below) was €66 million in the first half of 2024; that compares with net interest income of €25 million in the first half of 2023.

D.4.13. INCOME BEFORE TAX AND INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Income before tax and investments accounted for using the equity method for the first half of 2024 was €2,739 million, versus €4,238 million for the first half of 2023.

D.4.14. INCOME TAX EXPENSE
Income tax expense totaled €463 million in the first half of 2024, versus €730 million in the first half of 2023, giving an effective tax rate (based on consolidated net income) of 16.9%, versus 17.3% in the first half of 2023. The reduction in income tax expense was mainly due to a year-on-year increase in restructuring costs relating to severance plans announced in the first half of 2024 and to Sanofi’s ongoing transformation projects (€408 million in the first half of 2024, versus €157 million in the first half of 2023). It also reflects the tax effects of amortization and impairment of intangible assets (€96 million in the first half of 2024, versus €226 million in the first half of 2023) and tax effects relating to contingencies arising from business divestitures.
The effective tax rate on our “Business net income”(1) is a non-IFRS financial measure. It is calculated on the basis of business operating income, minus net financial expenses and before (i) the share of profit/loss from investments accounted for using the equity method and (ii) net income attributable to non-controlling interests. We believe the presentation of this measure, used by our management, is also useful for investors as it provides a mean of analyzing the effective tax cost of our current business activities. It should not be seen as a substitute for the effective tax rate based on consolidated net income.
When calculated on business net income, our effective tax rate was 21.0% in the first half of 2024, compared with 19.0% in the first half of 2023 and 18.8% for 2023 as a whole. The main factor in this year-on-year change was the impact of the OECD Pillar Two model rules, which aim to ensure that large multinationals pay a minimum level of tax on the income arising in each jurisdiction where they operate.

D.4.15. SHARE OF PROFIT/(LOSS) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
Share of profit/(loss) from investments accounted for using the equity method amounted to a net loss of €13 million in the first half of 2024, versus a net loss of €52 million in the comparable period of 2023. This line item includes the share of profits generated by Vaxelis.

D.4.16. NET INCOME
Net income amounted to €2,263 million in the first half of 2024, versus €3,456 million in the first half of 2023.

D.4.17. NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS
Net income attributable to non-controlling interests for the first half of 2024 was €17 million, against €26 million for the first half of 2023.

D.4.18. NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF SANOFI
Net income attributable to equity holders of Sanofi amounted to €2,246 million in the first half of 2024, versus €3,430 million in the first half of 2023.
Basic earnings per share (EPS) was €1.80, compared with €2.74 for the first half of 2023, based on an average number of shares outstanding of 1,249.4 million for the first half of 2024 and 1,249.9 million for the first half of 2023. Diluted earnings per share was €1.79, versus €2.73 for the first half of 2023, based on an average number of shares after dilution of 1,253.8 million for the first half of 2024 and 1,254.5 million for the first half of 2023.
(1) See definition in section D.2., “Business net income”.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	53

D.5. SEGMENT RESULTS
In the first half of 2024, our “Business operating income” (see Note B.20.1. to our condensed half-year consolidated financial statements for a definition and further details) was €5,656 million, versus €6,059 million for the first half of 2023), a decrease of 6.7%. Our “Business operating income margin” was 26.7% (versus 30.0% for the first half of 2023).
The table below shows our “Business operating income” by segment:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	Change
Biopharma segment	4,931	5,220	-5.5%
Opella segment	739	850	-13.1%
Other	(14)	(11)
Business operating income	5,656	6,059	-6.7%

D.6. CONSOLIDATED STATEMENTS OF CASH FLOWS
Summarized consolidated statements of cash flows

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)	December 31, 2023 (12 months)
Net cash provided by/(used in) operating activities	1,423	3,563	10,258
Net cash provided by/(used in) investing activities	(3,413)	(3,073)	(6,200)
Net cash provided by/(used in) financing activities	89	(5,214)	(8,052)
Impact of exchange rates on cash and cash equivalents	(14)	(19)	(32)
Net change in cash and cash equivalents	(1,915)	(4,743)	(4,026)

Net cash provided by/(used in) operating activities represented a net cash inflow of €1,423 million in the first half of 2024, against €3,563 million in the first half of 2023.
Operating cash flow before changes in working capital for the first half of 2024 was €4,064 million, versus €4,382 million in the first half of 2023.
Working capital requirements decreased by €2,641 million in the first half of 2024 (versus a decrease of €819 million in the first half of 2023), due mainly to the reduction in provisions for rebates in the US, a consequence of the reduction in the list price of Lantus from January 1, 2024.
Net cash provided by/(used in) investing activities represented a net cash outflow of €3,413 million in the first half of 2024, due mainly to the acquisition of Inhibrx, Inc. for €1,884 million (see Note B.1. to our condensed half-year consolidated financial statements). That compares with a net cash outflow of €3,073 million in the first half of 2023, resulting mainly from the acquisition of Provention Bio, Inc. for €2,465 million.
Acquisitions of property, plant and equipment and intangible assets totaled €1,886 million, versus €930 million in the first half of 2023. There were €950 million of acquisitions of property, plant and equipment (versus €782 million in the first half of 2023), most of which (€882 million) were in the Biopharma segment, primarily in industrial facilities. Acquisitions of intangible assets (€936 million, versus €148 million in the first half of 2023) mainly comprised contractual payments for intangible rights, primarily under license and collaboration agreements (in particular Novavax, for €463 million).
After-tax proceeds from disposals (excluding disposals of consolidated entities and investments in joint ventures and associates) amounted to €607 million in the first half of 2024, compared with €578 million for the first half of 2023, and related mainly to divestments of assets and operations relating to portfolio streamlining and disposals of equity and debt instruments.
Net cash provided by/(used in) financing activities represented a net cash inflow of €89 million in the first half of 2024, compared with a net outflow of €5,214 million in the first half of 2023. The 2024 first-half figure includes (i) the dividend payout to our shareholders of €4,704 million (versus €4,454 million in the first half of 2023); (ii) €5,105 million of net external debt contracted (versus net external debt reimbursed of €376 million in the first half of 2023); and (iii) movements in Sanofi’s share capital (purchases and disposals of treasury shares, net of capital increases) representing a net outflow of €281 million (compared with a net outflow of €332 million in the first half of 2023).
The net change in cash and cash equivalents in the first half of 2024 was a decrease of €1,915 million, compared with a decrease of €4,743 million in the first half of 2023.

“Free cash flow” is a non-IFRS financial measure which is reviewed by our management, and which we believe provides useful information to measure the net cash generated from the Company’s operations that is available for strategic investments(1) (net of divestmen
(1) Above a cap of €500 million per transaction.

54	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

ts(1)), for debt repayment, and for payments to shareholders. “Free cash flow” is determined from business net income(2) after adding back (in the case of expenses and losses) or deducting (in the case of income and gains) the following items: depreciation, amortization and impairment, share of undistributed earnings from investments accounted for using the equity method, gains & losses on disposals of non-current assets, net change in provisions (including pensions and other post-employment benefits), deferred taxes, share-based payment expense and other non-cash items. It also includes net changes in working capital, capital expenditures and other asset acquisitions(3) net of disposal proceeds(3) and payments related to restructuring and similar items. “Free cash flow” is not defined by IFRS, and is not a substitute for Net cash provided by/(used in) operating activities as reported under IFRS. Management recognizes that the term “Free cash flow” may be interpreted differently by other companies and under different circumstances.

The table below sets forth a reconciliation between Net cash provided by/(used in) operating activities and “Free cash flow”:

(€ million)	June 30, 2024 (6 months)	June 30, 2023 (6 months)
Net cash provided by/(used in) operating activities (a)	1,423	3,563
Acquisitions of property, plant and equipment and software	(980)	(796)
Acquisitions of intangible assets, equity interests and other non-current financial assets (b)	(545)	(396)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (b)	568	556
Repayment of lease liabilities	(144)	(127)
Other items	223	329
Free cash flow (c)	545	3,129
(a)Most directly comparable IFRS measure to free cash flow.
(b) Not exceeding a cap of €500 million per transaction.
(c) Non-IFRS financial measure (see definition in section D.2. above).

(2) Non-IFRS financial measure, as defined in “Business net income” above.
(3) Not exceeding a cap of €500 million per transaction.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	55

D.7. CONSOLIDATED BALANCE SHEET
Total assets were €129,755 million as of June 30, 2024, versus €126,464 million as of December 31, 2023, representing an increase of €3,291 million.
Net debt was €15,112 million as of June 30, 2024, versus €7,793 million as of December 31, 2023. We believe the presentation of this non-IFRS financial measure, which is reviewed by our management, provides useful information to measure our overall liquidity and capital resources. We define “net debt” as (i) the sum total of short-term debt, long-term debt, and interest rate derivatives and currency derivatives used to manage debt, minus (ii) the sum total of cash and cash equivalents and interest rate derivatives and currency derivatives used to manage cash and cash equivalents.

(€ million)	June 30, 2024	December 31, 2023
Long-term debt	12,503	14,347
Short-term debt and current portion of long-term debt	9,236	2,045
Interest rate and currency derivatives used to manage debt	179	139
Total debt	21,918	16,531
Cash and cash equivalents	(6,795)	(8,710)
Interest rate and currency derivatives used to manage cash and cash equivalents	(11)	(28)
Net debt (a)	15,112	7,793
Total equity	72,997	74,353
Gearing ratio	20.7%	10.5%
(a)Net debt does not include lease liabilities, which amounted to €2,012 million as of June 30, 2024 and €2,030 million as of December 31, 2023.

To assess our financing risk, we use the “gearing ratio”, another non-IFRS financial measure. This ratio (which we define as the ratio of net debt to total equity) rose from 10.5% as of December 31, 2023 to 20.7% as of June 30, 2024. Analyses of our debt as of June 30, 2024 and December 31, 2023 are provided in Note B.9. to the condensed half-year consolidated financial statements.
Because our “net debt” and “gearing ratio” are not standardized measures, they may not be directly comparable with the non-IFRS financial measures of other companies using the same or similar non-IFRS financial measures. Despite the use of non-GAAP measures by management in setting goals and measuring performance, these measures have no standardized meaning prescribed by IFRS.
We expect that the future cash flows generated by our operating activities will be sufficient to repay our debt. The financing arrangements in place as of June 30, 2024 at the Sanofi parent company level are not subject to covenants regarding financial ratios and do not contain any clauses linking credit spreads or fees to Sanofi’s credit rating.
Other key movements in the balance sheet are described below.
Total equity was €72,997 million as of June 30, 2024, versus €74,353 million as of December 31, 2023. The net change reflects the following principal factors:
•an increase representing our net income for the first half of 2024 (€2,263 million);
•an increase of €1,040 million due to currency translation differences arising on the financial statements of foreign subsidiaries, mainly due to movements in the US dollar; and
•a decrease representing the dividend payout to our shareholders of €4,704 million.
As of June 30, 2024 we held 15.33 million of our own shares, recorded as a deduction from equity and representing 1.211% of our share capital.
Goodwill and Other intangible assets (€76,733 million in total) increased by €3,010 million, the main factors being our acquisition of Inhibrx, Inc. (impact: €1,766 million) and our May 2024 agreement with Novavax (impact: €463 million).
Investments accounted for using the equity method (€315 million) decreased by €109 million, including the recognition of an €11 million impairment loss on the investment in EUROAPI based on that entity’s quoted market price as of June 30, 2024 (€2.55).
Other non-current assets (€3,333 million) decreased by €115 million.
Net deferred tax assets were €5,484 million as of June 30, 2024, compared with €4,477 million as of December 31, 2023, an increase of €1,007 million.
Non-current provisions and other non-current liabilities (€8,219 million) increased by €617 million relative to December 31, 2023. This variation is explained mainly by the recognition of provisions for restructuring programs and for litigation.
Liabilities related to business combinations and to non-controlling interests (€728 million) increased by €19 million.

56	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

E/ RISK FACTORS AND RELATED PARTY TRANSACTIONS

E.1. RISK FACTORS
The main risk factors to which Sanofi is exposed are described in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the US Securities and Exchange Commission on February 23, 2024(1).
Any of those risks, and others that we may not yet have identified, could materialize during the second half of 2024 or during subsequent periods, and could cause actual results to differ materially from those described elsewhere in this report.

E.2. RELATED PARTY TRANSACTIONS
Our principal related parties are defined in Note D.33. to the consolidated financial statements included in our 2023 Annual Report on Form 20-F (page F-91) (1).
Note B.5. to the condensed half-year consolidated financial statements provides a description of the main transactions and balances for the six months ended June 30, 2024 with equity-accounted entities that qualify as related parties.
Sanofi did not enter into any transactions with key management personnel during the first half of 2024.
Financial relations with the Group’s principal shareholders fall within the ordinary course of business and were immaterial in the first half of 2024.

(1) Available on our corporate website: www.sanofi.com.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	57

F/ OUTLOOK
At constant exchange rates, we expect full-year 2024 business earnings per share(1) (business EPS) to be stable, an upgrade from the low single-digit percentage decrease previously expected, underpinned by accelerated delivery of Sanofi’s pipeline-driven transformation. Applying average July 2024 exchange rates, the currency impact on 2024 business EPS is c.-5.5% to -6.5%.
Full-year business net income(1) for 2023 was €10,155 million, giving business earnings per share of €8.11.

This guidance was prepared on a basis comparable with that used to prepare our historical financial information, and in accordance with Sanofi accounting policies. It was also prepared on the basis of assumptions established by Sanofi and its subsidiaries, including but not limited to:
•trends in the competitive environment, in terms of innovative products and launches of generics;
•respect for our intellectual property rights;
•progress on our research and development programs;
•the impact of, and progress on, our operating cost containment policy;
•trends in exchange rates and interest rates;
•integration of the contribution from acquisitions; and
•the average number of shares outstanding.
Some of the above information, estimates and assumptions are derived from or rely on, in full or in part, judgments and decisions made by Sanofi management which may change or be amended in future.

(1) Non-IFRS financial measure. For a definition, see Section D.2., “Business net income” above.

58	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Words such as “believe”, “anticipate”, “can”, “contemplate”, “could”, “plan”, “expect”, “intend”, “is designed to”, “may”, “might”, “plan”, “potential”, “objective” “target”, “estimate”, “project”, “predict”, “forecast”, “ambition”, “guideline”, “should”, “will”, or the negative of these and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.Forward-looking statements are generally identified by the words “expects”, “anticipates”, “may”, “is considering”, “believes”, “intends”, “envisages”, “aims”, “plans”, “is designed to”, “could”, “forecasts”, “predicts”, “potential”, “objective”, “estimates”, “projects”, “is programming”, “is likely to” and “wants” or the negative thereof, and similar expressions. Although Sanofi management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.
These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any marketing application or filing in respect of any drug, device or biological product for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and interest rates, cost containment initiatives and subsequent changes thereto, the average number of shares outstanding, the impact that pandemics of any other global crisis may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the Securities and Exchange Commission (SEC) and the Autorité des marchés financiers (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s Annual Report on Form 20-F for the year ended December 31, 2023. For an update on litigation, refer to Note B.14. “Legal and arbitration proceedings” to our condensed half-year consolidated financial statements for the six months ended June 30, 2024, and to section “A.3.2. Legal and arbitration proceedings”, and section “E/ Risk factors and related party transactions”, of this half-year management report.
Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.
All trademarks mentioned in this document are protected and are either trademarks owned by Sanofi and/or its subsidiaries, or trademarks licensed to Sanofi and/or its subsidiaries, or trademarks owned by third parties (including Regeneron and Sobi).

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	59

G/ APPENDIX - RESEARCH AND DEVELOPMENT PIPELINE

Pipeline: *registration* and *phase 3*

Registration

Dupixent[A]	IL4/IL13 mAb	Chronic obstructive pulmonary disease (US, JP, CN)
		Chronic spontaneous urticaria (EU)
fitusiran[1]	RNAi targeting anti-thrombin	Hemophilia A and B (US, CN)
Sarclisa	CD38 mAb	MM, 1L TI (IMROZ) (US, EU, JP, CN)

Phase 3

Immunology		
Dupixent[A]	IL4/IL13 mAb	Bullous pemphigoid
		Chronic pruritus of unknown origin
		Chronic spontaneous urticaria (US)
		Eosinophilic gastritis
itepekimab[A]	IL33 mAb	Chronic obstructive pulmonary disease
amlitelimab	OX40L mAb	Atopic dermatitis
Rare diseases		
Nexviazyme	Enzyme replacement therapy	Pompe disease infantile onset (US)
venglustat	Oral GCS inhibitor	Fabry disease
		Gaucher disease type 3
rilzabrutinib	BTK inhibitor	Immune thrombocytopenia
losmapimod[2]	p38α/β MAPK inhibitor	Facioscapulohumeral muscular dystrophy
Other immunology		
Rezurock	ROCK2 inhibitor	Chronic lung allograft dysfunction
		1L chronic graft-versus-host disease
TZIELD	CD3 mAb	Type 1 diabetes

Neurology		
tolebrutinib	BTK inhibitor	Relapsing MS
		Primary progressive MS
		Non-relapsing secondary progressive MS
frexalimab[B,3]	CD40L mAb	Relapsing MS
		Non-relapsing secondary progressive MS
riliprubart[4]	C1s inhibitor	SOC-refractory CIDP
		IVIg-treated CIDP
Oncology		
Sarclisa	CD38 mAb	MM, 1L TE (HD7)
		MM, 1L TE (IsKia)
		Smoldering MM (ITHACA)
	CD38 mAb subcutaneous	MM, relapsed/refractory (IRAKLIA)
Vaccines		
MenQuadfi	Meningococcal ACWY conjugate vaccine	Meningitis six weeks+
SP0087	Rabies vero cell vaccine	Rabies
SP0282[C]	Extraintestinal Pathogenic E. Coli 9-valent vaccine (ExPEC9V)	Invasive ExPEC disease
SP0125	RSV live attenuated vaccine	RSV toddler

As of June 30, 2024

1. Currently in phase 3 in EU 2. In-licensed ex-US from Fulcrum Therapeutics 3. Also known as SAR441344 4. Also known as SAR445088

Collaborations:
A: Regeneron - B: ImmuNext - C: Janssen Pharmaceuticals, Inc., a Johnson & Johnson company

Abbreviations:
1L: 1st line - BTK: Bruton's tyrosine kinase - CD: Cluster of differentiation - C1s: Complement component 1s - CIDP: Chronic inflammatory demyelinating polyneuropathy - CN: China - EU: Europe - ExPEC: Extraintestinal Pathogenic E. Coli - GCS: Glucosylceramide synthase - IL: Interleukin - IVIg: Intravenous immunoglobulin - JP: Japan - mAb: Monoclonal antibody - MM: Multiple myeloma - MAPK: Mitogen-activated protein kinase - MS: Multiple sclerosis - RNAi: RNA interference - ROCK2: Rho Associated coiled-coil containing protein kinase 2 - RSV: Respiratory syncytial virus - SOC: Standard of care - TE: Transplant eligible - TI: Transplant ineligible - US: United States of America

60	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

Pipeline: *phase 2*

Immunology		
Dupixent[A]	IL4/IL13 mAb	Ulcerative colitis
itepekimab[A]	IL33 mAb	Bronchiectasis
amlitelimab	OX40L mAb	Alopecia areata
		Asthma
		Hidradenitis suppurativa
		Systemic sclerosis
rilzabrutinib	BTK inhibitor	Asthma
		Chronic spontaneous urticaria
		IgG4-related disease
frexalimab[B,1]	CD40L mAb	Systemic lupus erythematosus
SAR441566	Oral TNFR1 signaling inhibitor	Psoriasis
		Rheumatoid arthritis
lunsekimig[2]	IL13/TSLP Nanobody® VHH	Asthma
eclitasertib[C,3]	RIPK1 inhibitor	Ulcerative colitis
SAR444656[D,4]	IRAK4 degrader	Atopic dermatitis
		Hidradenitis suppurativa
SAR442970	TNFa/OX40L Nanobody VHH	Hidradenitis suppurativa
duvakitug[E,5]	TL1A mAb	Crohn's disease
		Ulcerative colitis

Other immunology		
frexalimab[B,1]	CD40L mAb	Type 1 diabetes
riliprubart[6]	C1s inhibitor	Antibody-mediated rejection

Rare diseases		
rilzabrutinib	BTK inhibitor	Warm autoimmune hemolytic anemia
SAR447537[7]	AAT fusion protein	Alpha-1 antitrypsin deficiency

Neurology		
oditrasertib[C,8]	RIPK1 inhibitor	MS

Oncology		
Sarclisa	CD38 mAb	MM, relapsed/refractory
SAR443579[F]	Trifunctional anti-CD123 NK cell engager	Acute myeloid leukemia

Vaccines		
Fluzone HD[9]	Influenza inactivated vaccine	Flu pediatric
SP0218	Yellow fever vero cell vaccine	Yellow fever
SP0202[G]	Pneumococcal 21-valent conjugate vaccine	Pneumococcal disease
SP0230	Meningococcal pentavalent ABCYW vaccine	Meningitis
SP0256	RSV mRNA vaccine	RSV older adult

As of June 30, 2024

1. Also known as SAR441344 2. Also known as SAR443765 3.Also known as SAR443122/DNL758 4. Also known as KT474 5. Also known as SAR447189/TEV-48574 6. Also known as SAR445088 7. Formerly know as INBR-101 8. Also known as SAR4443820/DNL788. 9. Also known as SP0178

Collaborations:
A: Regeneron - B: ImmuNext - C: Denali - D: Kymera - E: Teva Pharmaceuticals - F: Innate Pharma - G: SK biosience

Abbreviations:
AAT: Alpha-1 antitrypsin - BTK: Bruton's tyrosine kinase - C1s: Complement component 1s - CD: Cluster of differentiation - IgG4: Immunoglobulin G4 - IL: Interleukin - IRAK4: Interleukin 1 receptor associated kinase 4 - mAb: Monoclonal antibody - MM: Multiple myeloma - MS: Multiple sclerosis - NK: Natural killer - RIPK1: Receptor-interacting serine/threonine protein kinase 1 - RSV: Respiratory syncytial virus - TL1A: Tumor necrosis factor-like cytokine 1A - TNFa: Tumor necrosis factor alpha - TNFR1: Tumor necrosis factor receptor 1 - TSLP: Thymic stromal lymphopoietin

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62	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

3. STATUTORY AUDITORS’ REVIEW REPORT ON THE HALF-YEARLY FINANCIAL INFORMATION

Period from January 1 to June 30, 2024

To the Shareholders,
In compliance with the assignment entrusted to us by your Annual General Meetings and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier), we hereby report to you on:
•the review of the accompanying (condensed) half-yearly consolidated financial statements of Sanofi, for the period from January 1, 2024 to June 30, 2024;
•the verification of the information presented in the half-yearly management report.
These condensed half-yearly consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.
1.Conclusion on the financial statements
We conducted our review in accordance with professional standards applicable in France.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-yearly consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – standard of the IFRSs as adopted by the European Union applicable to interim financial information.
2.     Specific verification
We have also verified the information presented in the half-yearly management report on the condensed half-yearly consolidated financial statements subject to our review.
We have no matters to report as to its fair presentation and consistency with the condensed half-yearly consolidated financial statements.

Neuilly-sur-Seine and Courbevoie, July 25 2024.

The statutory auditors French original signed by

PricewaterhouseCoopers Audit	Forvis Mazars SA
Anne-Claire Ferrié Cédric Mazille	Loïc Wallaert Ariane Mignon

* This is a free translation into English of the statutory auditors’ review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the Group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

SANOFI 2024 HALF-YEAR FINANCIAL REPORT	63

4. RESPONSIBILITY STATEMENT OF THE CERTIFYING OFFICER – HALF-YEAR FINANCIAL REPORT

“I hereby certify that, to the best of my knowledge, the condensed half-year consolidated financial statements have been prepared in accordance with the applicable accounting standards and present fairly the assets and liabilities, the financial position and the income of the Company and the entities included in the scope of consolidation, and that the half-year management report starting on page 37 provides an accurate overview of the significant events of the first six months of the financial year with their impact on the half-year consolidated financial statements, together with the major transactions with related parties and a description of the main risks and uncertainties for the remaining six months of the financial year.”
Paris, July 25, 2024

Paul Hudson
Chief Executive Officer

64	SANOFI 2024 HALF-YEAR FINANCIAL REPORT

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